Exhibit 107.1

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Cisco Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee(2)

Other	Deferred Compensation Obligations(1)	457(h)	$1,350,000,000	100%	$1,350,000,000	$110.20 per million	$148,770

Total Offering Amounts					$1,350,000,000		$148,770

Total Fee Offsets							—

Net Fee Due							$148,770

(1)

The deferred compensation obligations are unsecured obligations of Cisco Systems, Inc. to pay up to $1,350,000,000 of deferred compensation in the future in accordance with the terms of the Cisco Systems, Inc. Deferred Compensation Plan.

(2)	Calculated in accordance with Rule 457(h) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.